UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2016

Attached are the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2016, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States. The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 13, 2017 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated February 10, 2017, a copy of which was furnished under cover of Form 6-K on February 10, 2017.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: February 13, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2016	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥664,835
Short-term investments	33,076	76,430
Notes and accounts receivable, trade	2,733,116	2,819,785
Allowance for doubtful accounts (Note 8)	(45,236)	(51,995)
Accounts receivable, other	473,192	513,836
Inventories (Note 2)	414,581	436,893
Prepaid expenses and other current assets	469,529	669,999
Deferred income taxes	260,446	229,758

Total current assets	5,426,979	5,359,541

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,339,964
Telecommunications service lines	15,870,097	15,991,347
Buildings and structures	6,069,437	6,125,882
Machinery, vessels and tools	1,996,898	2,026,534
Land	1,273,209	1,283,818
Construction in progress	382,196	442,097

	37,178,649	37,209,642
Accumulated depreciation	(27,626,728)	(27,666,193)

Net property, plant and equipment	9,551,921	9,543,449

Investments and other assets:
Investments in affiliated companies	515,716	480,591
Marketable securities and other investments	474,247	485,769
Goodwill (Note 3)	1,229,208	1,279,042
Software	1,212,482	1,182,624
Other intangible assets	391,977	450,737
Other assets	1,486,840	1,481,073
Deferred income taxes	746,561	761,416

Total investments and other assets	6,057,031	6,121,252

Total assets	¥21,035,931	¥21,024,242

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2016	December 31, 2016
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥361,739
Current portion of long-term debt	476,777	680,010
Accounts payable, trade	1,572,797	1,220,203
Current portion of obligations under capital leases	14,711	15,081
Accrued payroll	430,248	387,734
Accrued taxes on income	249,356	143,625
Accrued consumption tax	83,481	100,796
Advances received	290,132	317,402
Deposits received	62,307	298,464
Other	431,663	431,511

Total current liabilities	3,741,128	3,956,565

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,249,438
Obligations under capital leases (excluding current portion)	27,630	25,606
Liability for employees’ retirement benefits	1,688,611	1,726,582
Accrued liabilities for point programs	89,003	85,438
Deferred income taxes	166,547	164,794
Other	491,630	480,596

Total long-term liabilities	6,009,624	5,732,454

Redeemable noncontrolling interests (Note 4)	45,097	56,691

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized — 6,192,920,900 shares Issued — 2,096,394,470 shares at March 31 and December 31, 2016	937,950	937,950
Additional paid-in capital (Note 4)	2,879,560	2,868,399
Retained earnings (Note 4)	5,074,234	5,494,755
Accumulated other comprehensive income (loss) (Note 4)	(57,055)	(138,931)
Treasury stock, at cost (Note 4) — 255,269 shares at March 31, 2016 and 61,440,547 shares at December 31, 2016	(883)	(278,835)

Total NTT shareholders’ equity	8,833,806	8,883,338

Noncontrolling interests (Note 4)	2,406,276	2,395,194

Total equity	11,240,082	11,278,532

Contingent liabilities (Note 9)

Total liabilities and equity	¥21,035,931	¥21,024,242

	Yen
	March 31, 2016	December 31, 2016
Per share of common stock:

NTT shareholders’ equity	¥4,214.32	¥4,365.38

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen, except per share data
	2015	2016
Operating revenues (Note 6):
Fixed voice related services	¥994,477	¥919,161
Mobile voice related services	624,583	651,378
IP/packet communications services	2,819,532	2,842,376
Sale of telecommunications equipment	725,765	650,100
System integration	2,212,240	2,123,736
Other	1,118,763	1,173,746

	8,495,360	8,360,497

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	1,733,371	1,751,417
Cost of equipment sold (excluding items shown separately below)	699,493	654,772
Cost of system integration (excluding items shown separately below)	1,577,673	1,496,570
Depreciation and amortization (Note 1)	1,317,130	1,082,890
Impairment losses
Goodwill (Note 3)	—	53,294
Other	6,001	12,698
Selling, general and administrative expenses	2,035,110	1,990,302

	7,368,778	7,041,943

Operating income (Note 6)	1,126,582	1,318,554

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(32,759)	(28,168)
Interest income	13,253	13,176
Other, net (Note 4)	14,092	3,635

	(5,414)	(11,357)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,121,168	1,307,197

Income tax expense (benefit) (Note 4):
Current	361,071	369,479
Deferred	(44,969)	55,362

	316,102	424,841

Income before equity in earnings (losses) of affiliated companies	805,066	882,356
Equity in earnings (losses) of affiliated companies (Note 4)	6,160	14,247

Net income	811,226	896,603

Less — Net income attributable to noncontrolling interests	207,162	227,875

Net income attributable to NTT (Note 1)	¥604,064	¥668,728

Per share of common stock*:
Weighted average number of shares outstanding	2,108,972,712	2,053,571,790
Net income attributable to NTT (Note 1)	¥286.43	¥325.64

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the nine months ended December 31, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 4 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2015	2016
Net income	¥811,226	¥896,603
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	(21,679)	1,117
Unrealized gain (loss) on derivative instruments	(2,714)	(2,415)
Foreign currency translation adjustments	(70,289)	(97,527)
Pension liability adjustments	796	8,173

Total other comprehensive income (loss)	(93,886)	(90,652)

Total comprehensive income (loss)	717,340	805,951

Less — Comprehensive income attributable to noncontrolling interests	193,532	217,645

Total comprehensive income (loss) attributable to NTT	¥523,808	¥588,306

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen, except per share data
	2015	2016
Operating revenues (Note 6):
Fixed voice related services	¥326,908	¥299,845
Mobile voice related services	216,851	221,774
IP/packet communications services	944,229	941,008
Sale of telecommunications equipment	261,967	227,026
System integration	774,941	726,665
Other	381,506	419,851

	2,906,402	2,836,169

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	584,265	598,020
Cost of equipment sold (excluding items shown separately below)	268,380	248,331
Cost of system integration (excluding items shown separately below)	543,197	510,321
Depreciation and amortization	445,491	366,417
Impairment losses
Goodwill (Note 3)	—	48,823
Other	2,370	2,501
Selling, general and administrative expenses	669,581	669,686

	2,513,284	2,444,099

Operating income (Note 6)	393,118	392,070

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,695)	(8,388)
Interest income	4,516	4,555
Other, net (Note 4)	16,810	22,055

	10,631	18,222

Income before income taxes and equity in earnings (losses) of affiliated companies	403,749	410,292

Income tax expense (benefit) (Note 4):
Current	121,805	122,801
Deferred	(33,008)	20,596

	88,797	143,397

Income before equity in earnings (losses) of affiliated companies	314,952	266,895
Equity in earnings (losses) of affiliated companies (Note 4)	(1,352)	4,182

Net income	313,600	271,077

Less — Net income attributable to noncontrolling interests	86,855	78,445

Net income attributable to NTT (Note 1)	¥226,745	¥192,632

Per share of common stock:
Weighted average number of shares outstanding	2,096,267,098	2,036,936,296
Net income attributable to NTT (Note 1)	¥108.17	¥94.57

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2015	2016
Net income	¥313,600	¥271,077
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	2,477	19,419
Unrealized gain (loss) on derivative instruments	(1,865)	(406)
Foreign currency translation adjustments	(38,129)	81,346
Pension liability adjustments	(311)	2,361

Total other comprehensive income (loss)	(37,828)	102,720

Total comprehensive income (loss)	275,772	373,797

Less — Comprehensive income attributable to noncontrolling interests	80,919	104,680

Total comprehensive income (loss) attributable to NTT	¥194,853	¥269,117

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2015	2016
Cash flows from operating activities:
Net income	¥811,226	¥896,603
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	1,317,130	1,082,890
Impairment losses	6,001	65,992
Deferred taxes	(44,969)	55,362
Losses on disposals of property, plant and equipment	51,667	52,359
Gains on sales of property, plant and equipment	(10,734)	(15,488)
Equity in (earnings) losses of affiliated companies	(6,160)	(14,247)
(Increase) decrease in notes and accounts receivable, trade	(124,105)	(73,928)
(Increase) decrease in inventories	(109,244)	(48,648)
(Increase) decrease in other current assets	(82,661)	(141,477)
Increase (decrease) in accounts payable, trade and accrued payroll	(272,498)	(232,575)
Increase (decrease) in accrued consumption tax	(42,449)	19,917
Increase (decrease) in advances received	46,444	39,665
Increase (decrease) in accrued taxes on income	59,632	(111,666)
Increase (decrease) in other current liabilities	41,649	34,197
Increase (decrease) in liability for employees’ retirement benefits	45,775	38,421
Increase (decrease) in other long-term liabilities	(13,680)	14,007
Other	(963)	54,387

Net cash provided by operating activities	1,672,061	1,715,771

Cash flows from investing activities:
Payments for property, plant and equipment	(935,828)	(963,526)
Payments for intangibles	(267,884)	(289,330)
Proceeds from sales of property, plant and equipment	37,295	24,531
Payments for purchases of non-current investments	(41,404)	(37,325)
Proceeds from sales and redemptions of non-current investments	46,312	47,739
Acquisitions of subsidiaries, net of cash acquired	(119,632)	(318,334)
Payments for purchases of short-term investments	(18,380)	(135,628)
Proceeds from redemptions of short-term investments	17,542	92,695
Other	(51,453)	(51,735)

Net cash used in investing activities	¥(1,333,432)	¥(1,630,913)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2015	2016
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥365,932	¥159,613
Payments for settlement of long-term debt	(371,625)	(271,613)
Proceeds from issuance of short-term debt	3,512,490	3,499,192
Payments for settlement of short-term debt	(3,609,513)	(3,269,802)
Dividends paid (Note 4)	(200,182)	(247,993)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(93,871)	(278,028)
Acquisition of shares of subsidiaries from noncontrolling interests	(7,710)	(155,124)
Other	(49,313)	70,810

Net cash used in financing activities	(453,792)	(492,945)

Effect of exchange rate changes on cash and cash equivalents	(1,568)	(12,715)

Net increase (decrease) in cash and cash equivalents	(116,731)	(420,802)
Cash and cash equivalents at beginning of period	849,174	1,088,275
Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	2,028	(2,638)

Cash and cash equivalents at end of period	¥734,471	¥664,835

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2016, the consolidated statements of income and the consolidated statements of comprehensive income for the three and nine months ended December 31, 2015 and 2016 and consolidated statements of cash flows for the nine months ended December 31, 2015 and 2016 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Change in Accounting Procedures for Consolidated Quarterly Financial Results

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary.

As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the nine and three months ended December 31, 2016 decreased by ¥185,322 million and ¥58,659 million, respectively. Consolidated net income attributable to NTT and consolidated basic net income attributable to NTT per share for the nine and three months ended December 31, 2016 increased by ¥101,854 million and ¥31,037 million, and ¥49.60 and ¥15.24, respectively.

(2) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, as of the beginning of the previous fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the nine months ended December 31, 2015 or the year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2015 and 2016, there is no difference between basic EPS and diluted EPS.

In addition, NTT carried out a two-for-one stock split on July 1, 2015. The adjusted figures reflecting the impact of the stock split are included in NTT’s EPS figures for the nine months ended December 31, 2015.

(4) Reclassifications

Beginning April 1, 2016, other intangible asset impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses — Other,” and goodwill impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses — Goodwill”. In accordance with this reclassification, impairment losses of property, plant and equipment and software previously classified under “Impairment losses” have been reclassified into “Impairment losses — Other.”

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the nine months ended December 31, 2016.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers —

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU2016-20 “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” in March, April, May and December 2016, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is expected to take effect for NTT Group on April 1, 2018. NTT is currently evaluating the effect of adopting the ASU.

Leases —

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is expected to take effect for NTT Group on April 1, 2019. NTT is currently evaluating the effect of adopting the ASU.

2. Inventories:

Inventories at March 31 and December 31, 2016 comprised the following:

	Millions of yen
	March 31, 2016	December 31, 2016

Telecommunications equipment to be sold and materials	¥153,463	¥138,454
Projects in progress	142,845	183,648
Supplies	118,273	114,791

Total	¥414,581	¥436,893

3. Goodwill:

As a result of the annual impairment test conducted for the fiscal year ending March 31, 2017, a goodwill impairment loss of ¥48,823 million was recognized during the nine months ended December 31, 2016 for goodwill attributable to the Dimension Data reporting unit in the long distance and international communications business segment. The fair value of the reporting unit was determined using the discount cashflow method.

4. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2016 and for the nine months ended December 31, 2016 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2015	1,136,697,235	78,097,606
Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	21,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	58,082
Resale of treasury stock to holders of less-than-one-unit shares	—	(5,028)
Cancellation of treasury stock under resolution of the board of directors	(177,000,000)	(177,000,000)
Balance at March 31, 2016	2,096,394,470	255,269
Acquisition of treasury stock under resolution of the board of directors	—	61,158,800
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	27,766
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,288)

Balance at December 31, 2016	2,096,394,470	61,440,547

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the nine months ended December 31, 2015 reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT may cancel 177 million shares currently held as treasury stock on November 13, 2015, and as a result of such cancellation conducted on November 13, 2015, additional paid-in capital decreased by ¥8 million, and retained earnings decreased by ¥590,679 million.

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On December 12, 2016, the board of directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 2,120,700 shares of its common stock for a total purchase price of ¥10,442 million in December 2016.

NTT also repurchased 7,861,900 shares of its common stock for a total purchase price of ¥39,558 million in January 2017.

Dividends —

Cash dividends paid during the nine months ended December 31, 2016 were as follows:

Resolution	The shareholders’ meeting on June 24, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥125,768 million
Cash dividends per share	¥60
Record date	March 31, 2016
Date of payment	June 27, 2016

Resolution	The board of directors’ meeting on November 11, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥122,225 million
Cash dividends per share	¥60
Record date	September 30, 2016
Date of payment	December 12, 2016

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2015 and 2016 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9,002)	(595)	(9,597)
Balance at March 31, 2015 (as adjusted)	8,672,858	2,367,355	11,040,213
Dividends paid to NTT Shareholders	(200,182)	—	(200,182)
Dividends paid to noncontrolling interests	—	(105,086)	(105,086)
Acquisition of treasury stock	(93,838)	—	(93,838)
Resale of treasury stock	19	—	19
Other equity transactions	1,440	(11,166)	(9,726)
Net income	604,064	206,190	810,254
Other comprehensive income (loss)	(80,256)	(13,801)	(94,057)
Unrealized gain (loss) on securities	(16,880)	(4,799)	(21,679)
Unrealized gain (loss) on derivative instruments	(2,845)	131	(2,714)
Foreign currency translation adjustments	(61,065)	(9,395)	(70,460)
Pension liability adjustments	534	262	796
Balance at December 31, 2015	¥8,904,105	¥2,443,492	¥11,347,597

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(1,668)	(1,408)	(3,076)
Balance at March 31, 2016 (as adjusted)	8,832,138	2,404,868	11,237,006
Dividends paid to NTT Shareholders	(247,993)	—	(247,993)
Dividends paid to noncontrolling interests	—	(112,680)	(112,680)
Acquisition of treasury stock	(277,958)	—	(277,958)
Resale of treasury stock	6	—	6
Other equity transactions	(11,161)	(114,050)	(125,211)
Net income	668,728	226,721	895,449
Other comprehensive income (loss)	(80,422)	(9,665)	(90,087)
Unrealized gain (loss) on securities	(1,960)	3,077	1,117
Unrealized gain (loss) on derivative instruments	(1,693)	(722)	(2,415)
Foreign currency translation adjustments	(83,652)	(13,310)	(96,962)
Pension liability adjustments	6,883	1,290	8,173
Balance at December 31, 2016	¥8,883,338	¥2,395,194	¥11,278,532

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine and three months ended December 31, 2015 and 2016 are as follows:

For the nine months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(9,752)	(2,571)	(70,026)	32	(82,317)
Amounts reclassified from accumulated other comprehensive income	(11,927)	(143)	(263)	764	(11,569)

Other comprehensive income	(21,679)	(2,714)	(70,289)	796	(93,886)

Less — Comprehensive income attributable to noncontrolling interests	(4,799)	131	(9,224)	262	(13,630)

Balance at December 31, 2015	¥117,233	¥(8,008)	¥154,018	¥(84,969)	¥178,274

For the nine months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	11,964	(1,896)	(98,032)	(392)	(88,356)
Amounts reclassified from accumulated other comprehensive income	(10,847)	(519)	505	8,565	(2,296)

Other comprehensive income	1,117	(2,415)	(97,527)	8,173	(90,652)

Less — Comprehensive income attributable to noncontrolling interests	3,077	(722)	(13,875)	1,290	(10,230)

Balance at December 31, 2016	¥107,251	¥(11,858)	¥33,810	¥(268,134)	¥(138,931)

For the three months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2015	¥113,266	¥(6,240)	¥187,956	¥(84,816)	¥210,166
Other comprehensive income before reclassification	13,330	(2,009)	(38,129)	9	(26,799)
Amounts reclassified from accumulated other comprehensive income	(10,853)	144	—	(320)	(11,029)

Other comprehensive income	2,477	(1,865)	(38,129)	(311)	(37,828)

Less — Comprehensive income attributable to noncontrolling interests	(1,490)	(97)	(4,191)	(158)	(5,936)

Balance at December 31, 2015	¥117,233	¥(8,008)	¥154,018	¥(84,969)	¥178,274

For the three months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2016	¥95,022	¥(11,820)	¥(28,452)	¥(270,166)	¥(215,416)
Other comprehensive income before reclassification	19,447	(635)	80,841	39	99,692
Amounts reclassified from accumulated other comprehensive income	(28)	229	505	2,322	3,028

Other comprehensive income	19,419	(406)	81,346	2,361	102,720

Less — Comprehensive income attributable to noncontrolling interests	7,190	(368)	19,084	329	26,235

Balance at December 31, 2016	¥107,251	¥(11,858)	¥33,810	¥(268,134)	¥(138,931)

Reclassifications out of accumulated other comprehensive income (loss) for the nine and three months ended December 31, 2015 and 2016 are as follows:

For the nine months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2015	2016
Unrealized gain (loss) on securities	¥17,471	¥15,571	Other, net
	(5,793)	(4,786)	Income tax benefit (expense)
	249	62	Equity in earnings (losses) of affiliated companies

	¥11,927	¥10,847	Net income

Unrealized gain (loss) on derivative instruments	¥252	¥814	Other, net
	(76)	(242)	Income tax benefit (expense)
	(33)	(53)	Equity in earnings (losses) of affiliated companies

	¥143	¥519	Net income

Foreign currency translation adjustments	¥263	¥—	Other, net
	—	265	Income tax benefit (expense)
	—	(770)	Equity in earnings (losses) of affiliated companies

	¥263	¥(505)	Net income

Pension liability adjustments	¥(1,200)	¥(12,430)	*
	436	3,865	Income tax benefit (expense)

	¥(764)	¥(8,565)	Net income

Total	¥11,569	¥2,296	Net income

* Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2015	2016
Unrealized gain (loss) on securities	¥16,122	¥69	Other, net
	(5,269)	(41)	Income tax benefit (expense)

	¥10,853	¥28	Net income

Unrealized gain (loss) on derivative instruments	¥(205)	¥(313)	Other, net
	68	102	Income tax benefit (expense)
	(7)	(18)	Equity in earnings (losses) of affiliated companies

	¥(144)	¥(229)	Net income

Foreign currency translation adjustments	¥—	¥265	Income tax benefit (expense)
	—	(770)	Equity in earnings (losses) of affiliated companies

	¥—	¥(505)	Net income

Pension liability adjustments	¥212	¥(3,362)	*
	108	1,040	Income tax benefit (expense)

	¥320	¥(2,322)	Net income

Total	¥11,029	¥(3,028)	Net income

* Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests —

On February 5, 2016, the board of directors of NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of NTT, resolved to launch a tender offer to acquire up to 137,578,616 shares of its outstanding common stock from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO repurchased a total of 120,867,062 of its shares for an aggregate amount of ¥307,486 million, 117,924,500 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.7%. As a result, “Additional paid-in capital” increased by ¥42,150 million in the consolidated balance sheet as of March 31, 2016.

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock at ¥125,174 million by way of market purchases based on the discretionary dealing contract until December 31, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.7%. Primarily due to these transactions, “Additional paid-in capital” decreased by ¥5,972 million in the consolidated balance sheet as of December 31, 2016.

5. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2016 are as follows:

	Millions of yen
	March 31, 2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥197,613	¥197,613	¥—	¥—
Foreign equity securities	131,817	131,817	—	—
Domestic debt securities	49,478	218	49,087	173
Foreign debt securities	37,499	10	37,489	—
Derivatives:
Forward exchange contracts	2,578	—	2,578	—
Interest rate swap agreements	107	—	107	—
Currency swap agreements	61,703	—	61,703	—

Liabilities
Derivatives:
Forward exchange contracts	12,148	—	12,148	—
Interest rate swap agreements	6,110	—	6,110	—
Currency swap agreements	13,838	—	13,838	—
Currency option agreements	2,414	—	2,414	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	December 31, 2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥198,482	¥198,482	¥—	¥—
Foreign equity securities	126,209	126,209	—	—
Domestic debt securities	58,752	215	58,369	168
Foreign debt securities	43,425	9	43,178	238
Derivatives:
Forward exchange contracts	1,364	—	1,364	—
Interest rate swap agreements	233	—	233	—
Currency swap agreements	83,714	—	83,714	—

Liabilities
Derivatives:
Forward exchange contracts	2,500	—	2,500	—
Interest rate swap agreements	4,324	—	4,324	—
Currency swap agreements	9,212	—	9,212	—
Currency option agreements	998	—	998	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2015 are immaterial.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2016 are as follows:

	Millions of yen
	For the nine months ended December 31, 2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
Assets
Goodwill	¥227,871	¥—	¥—	¥227,871	¥53,294

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended December 31, 2015 are immaterial.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended December 31, 2016 are as follows:

	Millions of yen
	For the three months ended December 31, 2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
Assets
Goodwill	¥213,198	¥—	¥—	¥213,198	¥48,823

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Goodwill —

The fair value of the reporting units is determined by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projections, which are classified as Level 3. For the nine and three months ended December 31, 2016, the weighted average cost of capital and the permanent growth rate amounted to 10.0% and 2.3%, respectively. Goodwill impairment losses are recorded in the long distance and international communications business segment.

6. Segment information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the nine months ended December 31	2015	2016

Operating revenues:
Regional communications business —
External customers	¥2,154,156	¥2,019,725
Intersegment	366,079	415,117

Total	2,520,235	2,434,842

Long distance and international communications business —
External customers	1,612,558	1,500,011
Intersegment	62,892	70,630

Total	1,675,450	1,570,641

Mobile communications business —
External customers	3,350,876	3,432,054
Intersegment	32,625	37,194

Total	3,383,501	3,469,248

Data communications business —
External customers	1,076,347	1,088,781
Intersegment	71,441	75,857

Total	1,147,788	1,164,638

Other —
External customers	301,423	319,926
Intersegment	571,319	569,995

Total	872,742	889,921
Elimination	(1,104,356)	(1,168,793)

Consolidated Total	¥8,495,360	¥8,360,497

	Millions of yen
For the three months ended December 31	2015	2016

Operating revenues:
Regional communications business —
External customers	¥713,006	¥667,608
Intersegment	126,659	146,801

Total	839,665	814,409

Long distance and international communications business —
External customers	555,991	504,408
Intersegment	22,219	27,388

Total	578,210	531,796

Mobile communications business —
External customers	1,157,153	1,167,597
Intersegment	11,320	13,615

Total	1,168,473	1,181,212

Data communications business —
External customers	375,703	375,191
Intersegment	26,372	27,391

Total	402,075	402,582

Other —
External customers	104,549	121,365
Intersegment	200,433	200,948

Total	304,982	322,313
Elimination	(387,003)	(416,143)

Consolidated Total	¥2,906,402	¥2,836,169

Segment profit:

	Millions of yen
For the nine months ended December 31	2015	2016

Segment profit:
Regional communications business	¥232,179	¥330,463
Long distance and international communications business	82,225	18,696
Mobile communications business	683,021	839,336
Data communications business	74,032	67,063
Other	46,164	59,310

Total segment profit	1,117,621	1,314,868
Elimination	8,961	3,686

Consolidated Total	¥1,126,582	¥1,318,554

	Millions of yen
For the three months ended December 31	2015	2016

Segment profit:
Regional communications business	¥77,568	¥98,216
Long distance and international communications business	34,625	(23,484)
Mobile communications business	221,855	255,598
Data communications business	35,847	31,175
Other	18,529	29,619

Total segment profit	388,424	391,124
Elimination	4,694	946

Consolidated Total	¥393,118	¥392,070

As indicated in “(1) Change in Accounting Procedures for Consolidated Quarterly Financial Results” in the “Note 1: Summary of significant accounting policies:”, effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and made changes to the residual carrying amount of property, plant, and equipment where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the nine months ended December 31, 2016 increased by ¥66,632 million for “Regional communications business,” ¥5,788 million for “Long distance and international communications business,” ¥109,236 million for “Mobile communications business,” ¥3,977 million for “Other,” decreased by ¥311 million for “Data communications business,” and increased by ¥185,322 million for “total.” Segment profit on a consolidated basis for the three months ended December 31, 2016 increased by ¥15,411 million for “Regional communications business,” ¥1,434 million for “Long distance and international communications business,” ¥39,806 million for “Mobile communications business,” ¥218 million for “Data communications business,” ¥1,790 million for “Other,” and ¥58,659 million for “total.”

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

Segment assets:

	Millions of yen
	March 31, 2016	December 31, 2016
Segment assets:
Data communications business	¥1,981,578	¥2,233,465

For the nine months ended December 31, 2016, total assets in the data communications business segment increased by ¥251,887 million. This is mainly due to the acquisitions of Dell Systems Corporation and other companies and IT services-related assets. The goodwill in accordance with these acquisitions is recorded in the data communications business segment. For details on these acquisitions, see note 10.

Other significant items:

	Millions of yen
For the nine months ended December 31	2015	2016
Impairment losses — Other:
Long distance and international communications business	¥—	¥53,294
Consolidated Total	¥—	¥53,294

	Millions of yen
For the three months ended December 31	2015	2016
Impairment losses — Other:
Long distance and international communications business	¥—	¥48,823
Consolidated Total	¥—	¥48,823

For goodwill impairment, see note 3.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the nine and three months ended December 31, 2015 and 2016.

7. Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the nine months ended December 31, 2015 and 2016 were ¥151,621 million and ¥146,013 million, respectively. Such amounts charged to income for the three months ended December 31, 2015 and 2016 were ¥51,321 million and ¥43,311 million, respectively.

8. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the nine months ended December 31, 2015 and 2016, and the changes in doubtful accounts for the nine months ended December 31, 2015 and 2016 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(268)	225	208	8,852	(301)	8,716
Charge off	(83)	(1,267)	(253)	(5,903)	—	(7,506)
Recovery	2	44	—	2	—	48
Balance at December 31, 2015	5,309	5,212	916	9,871	4,387	25,695
Collectively evaluated for impairment	5,136	2,154	349	9,871	27	17,537
Individually evaluated for impairment	173	3,058	567	—	4,360	8,158

Financing receivables:
Balance at December 31, 2015	1,027,138	392,712	79,418	322,876	4,829	1,826,973
Collectively evaluated for impairment	1,026,878	389,213	77,928	322,876	391	1,817,286
Individually evaluated for impairment	¥260	¥3,499	¥1,490	¥—	¥4,438	¥9,687

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2016	¥5,174	¥4,359	¥940	¥11,006	¥4,303	¥25,782
Provision	(433)	381	3	13,561	(488)	13,024
Charge off	(27)	(534)	(21)	(10,404)	—	(10,986)
Recovery	1	58	—	3	—	62
Balance at December 31, 2016	4,715	4,264	922	14,166	3,815	27,882
Collectively evaluated for impairment	4,639	1,592	442	14,166	52	20,891
Individually evaluated for impairment	76	2,672	480	—	3,763	6,991

Financing receivables:
Balance at December 31, 2016	1,021,189	424,660	99,771	397,139	4,349	1,947,108
Collectively evaluated for impairment	1,021,102	421,480	98,192	397,139	527	1,938,440
Individually evaluated for impairment	¥87	¥3,180	¥1,579	¥—	¥3,822	¥8,668

9. Contingent liabilities:

Contingent liabilities at December 31, 2016, composed of loan guarantees and other contingencies, amounted to ¥80,991 million.

As of December 31, 2016, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Business combinations:

Acquisitions of Dell Systems Corporation and Other Companies and IT Services-Related Assets

On November 2, 2016 (U.S. time), NTT DATA CORPORATION (“NTT DATA”), a subsidiary of NTT, acquired 100% of the outstanding shares of Dell Systems Corporation, Dell Technology & Solutions Limited, and Dell Services Pte. Ltd., and 100% of the equity interests of U.S. Services L.L.C., from Dell Inc., through three of its subsidiaries including NTT DATA, Inc., and such companies became its consolidated subsidiaries. In addition, NTT DATA acquired Dell Group’s IT services-related assets, mainly located in North America (“NTT DATA Services department”), through three of its subsidiaries including NTT DATA, Inc. The total acquisition cost for these acquisitions was ¥311,561 million in cash.

Through these acquisitions, NTT DATA intends to expand its business in various industries in North America and enhance its cloud services and BPO services using cutting-edge technology.

The costs associated with this acquisition in the amount of ¥3,583 million are included in “Selling, general and administrative expenses” in the consolidated statements of income.

These acquisitions will be recorded in accordance with the acquisition method. However, as the initial accounting for the business combination has not been completed, NTT tentatively recorded ¥146,375 million of goodwill in the consolidated financial statements. This goodwill represents a reasonable estimate of the expected synergies of the NTT DATA Services department from its future business expansion and is recorded in the data communications business segment.

In addition, only the balance sheet as of the date of the acquisition is consolidated for the nine months ended December 31, 2016.

11. Subsequent events:

For information on NTT’s repurchase of its common stock, see note 4.